

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

Via E-mail
Ms. Lee Ann Anderson
Vice President and Senior Trust Officer
San Juan Basin Royalty Trust
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116

> **Re:** **San Juan Basin Royalty Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-08032**

Dear Ms. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 2. Properties, page 6

1. Please tell us and disclose the internal controls you use in your reserve estimation effort. In addition, disclose the qualification of the technical person primarily responsible for overseeing the preparation of the reserve estimates. Refer to Item 1202(a)(7) of Regulation S-K.

2. Please disclose the number of net productive and dry development wells drilled for each of the last three fiscal years. Refer to Item 1205 (a)(2) of Regulation S-K.

Item 7. Trustee's Discussion on and Analysis of Financial Condition and Results of Operations, page 16

3.   We note your disclosure that fluctuations in annual gas production that have occurred during the five years ended December 31, 2010 generally resulted from changes in the demand for gas. Please clarify this statement with your disclosure indicating that BROG entered into four contracts effective April 1, 2009 for the sale of all gas produced from the Underlying Properties. In this manner, it would appear that since April 1, 2009 there was a contractual requirement for the counterparties to these contracts to purchase all gas produced at the underlying properties.

Note 7 – Settlements and Litigation, page 25

4.   We note your disclosure that you have not received any report from BROG as to the final disposition of the DOI case, nor any estimate of the amount of any potential loss or the portion of any such potential loss which might be allocated to you. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate of the additional loss or range of loss, state that such an estimate cannot be made or, if true, state that the estimate is immaterial in lieu of providing quantified amounts. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those outcomes.

Please include any proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

Karl Hiller
Branch Chief